EXHIBIT 3.1

ARTICLES OF AMENDMENT TO ARTICLES OF INCORPORATION

OF

PAYLESS TELECOM SOLUTIONS, INC.

The undersigned, being the president of Payless Telecom Solutions, Inc., a Wyoming Corporation, hereby certify that by vote of the Board of Directors at a meeting held December 17, 2006,  it was by unanimous vote that this Articles of Amendment to Articles of Incorporation be filed.  This action to amend the Articles of Incorporation was approved on the same date by the holders of a majority of the Company’s issued and outstanding shares of common stock without a meeting.   The number of votes in favor of the amendment was sufficient for approval. As of January 19, 2007 there were a total of 1,683,926 shares of our common stock issued and outstanding and the holders owning a total of 847,040 shares of Common stock voted in favor of the amendment.  The number of votes cast in favor of the amendment was sufficient for approval.

The undersigned further certifies that the original Articles of Domestication of Payless Telecom Solutions, Inc. were filed with the Secretary of State of Wyoming on the 4th day of April 2005.  Restated Articles of Incorporation were filed on April 13, 2005 and Articles of Amendment were filed on November 28, 2005.

Article Four of the Restated Articles of Incorporation is amended to read as follows:

The total number of voting common shares of stock authorized that may be issued by the Corporation is an Unlimited number of shares of common stock without nominal or par value.  Said shares may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors without shareholder approval.

The total number of serial convertible preferred shares of stock authorized that may be issued by the Corporation shall be fifty million (50,000,000) shares of serial convertible preferred stock without nominal or par value.  Said shares may be issued by the Corporation from time to time for such consideration as may be fixed by the Board of Directors, without shareholder approval.

The Corporation shall be authorized to issue  ten million (10,000,000)  shares of Series A Preferred Shares.

The Corporation shall be authorized to issue ten million (10,000,000) shares of Series B Preferred Shares.

The Holders of the Series A Preferred Shares shall have the following rights and preferences:

(1)

Dividends.

(a)

Regular Dividends.

None.

(b)

Participating Dividends.  In the event any dividend or other distribution payable in cash or other property is declared on the Common Stock (defined below), each Holder on the record date for such dividend or distribution shall be entitled to receive per Preferred Share on the date of payment or distribution of such dividend or other distribution the amount of cash or property equal to the cash or property which would be received by the Holders of the number of shares of Common Stock into which such Preferred Share would be converted pursuant to Section 2 hereof immediately prior to such record date.

(2)

Conversion of Preferred Shares.  Preferred Shares shall be convertible into  10 shares of the Company's common stock,  (the "Conversion Rate "), on the terms and conditions set forth in this Section 2.

(a)

Holder's Conversion Right.   Any Holder of Series A Preferred Shares shall be entitled to convert any whole number of Preferred Shares into fully paid and nonassessable shares of Common Stock at the then prevailing Conversion Price.  The Company shall not issue any fraction of a share of Common Stock upon any conversion.  All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one Preferred Share by a Holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of a fraction of a share of Common Stock.  If, after the aforementioned aggregation, the issuance would result in the issuance of a fraction of a share of Common Stock, the Company shall round such fraction of a share of Common Stock up to the nearest whole share.

(b)

Adjustment of Conversion Rate upon Subdivision or Combination of Common Stock.

None.

(c)

Voting Rights.  Holders of  Series A Preferred Shares shall have no voting rights on matters brought to a vote of the holders of the Common Stock, except as required by law, including but not limited to the General Corporation Law of the State of Wyoming, and as expressly provided  herein.

The holders of the Series B Preferred Shares shall have the following rights and preferences:

(1)

Dividends

a.

Regular Dividends:

None

b.

Participating Dividends:

None

(2)

Voting Rights:  Holders of the Series A Preferred Shares have the right to cast a total of 100 votes for each issued and outstanding share of Series B Preferred Stock on all matters that are brought to a vote of the holders of the Common Stock.

(a)

Adjustment in Voting Rights  upon Subdivision or Combination of Common Stock.

None.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be signed by Ricardo Canal, its President and Chief Executive Officer, as of the 31st day of  January 2007.

PAYLESS TELECOM SOLUTIONS, INC.

By:	/s/ RICARDO CANAL
Name:	Ricardo Canal
[President and Chief Executive Officer]

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